295 Phillip St. Waterloo, Ontario, Canada N2L 3W8

June 28, 2013

BY ELECTRONIC SUBMISSION

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:	Research In Motion Limited
Response to comment letter dated June 3, 2013
Form 40-F for the fiscal year ended March 2, 2013
Filed March 28, 2013
File No. 0-29898

Dear Mr. Spirgel:

This letter is in response to the comment letter, dated June 3, 2013 (the “Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Mr. Brian Bidulka, Chief Financial Officer of Research In Motion Limited (the “Company”).  The Company’s responses to the Letter set forth below are keyed to the sequential numbering of the comments and the headings used in the Letter.

COMMENT:

Form 40-F for the Fiscal Year Ended March 2, 2013
Exhibit 1.2
Financial Statements
Note 10. Commitments and Contingencies
(c) Litigation, page 36

1.
In light of the significant number of lawsuits identified under Legal Proceedings, it is unclear why you have not provided in an audited footnote any specific disclosure concerning the details of the suits, your assessment of the reasonably possible resolution of the suits, or your accounting for them. You are required pursuant to ASC paragraphs 450-20-50-3 and 50-4 to provide disclosure of each contingency where there is a reasonable possibility of loss, including the specific nature of the contingency and an estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made. Please revise your footnote disclosure accordingly or advise us.

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295 Phillip St. Waterloo, Ontario, Canada N2L 3W8

Response:

In arriving at the litigation disclosure contained in Note 10(c) of the annual consolidated financial statements on page 36 of Exhibit 1.2 to the Company’s Annual Report on Form 40-F (the “Litigation Note”), the Company considered the provision of Accounting Standard Codification (“ASC”) 450-20-50, and specifically, the disclosure requirements related to unrecognized contingencies.  The Company follows a standard quarterly process for updating the status of individual litigation matters and determining what the appropriate accounting and disclosure requirements are.  The quarterly process is outlined below.

Following the conclusion of every reporting period and in preparation for its quarterly and annual filings, the Company prepares a detailed summary of the status of all outstanding litigation matters and any assertion letters received from third parties.  The document is jointly prepared by the Company’s financial reporting and internal legal teams, taking into consideration the advice received from external legal counsel representing or advising the Company in respect of such litigation matters and assertions.  In its final form, the summary represents the quarterly litigation memorandum (the “Litigation Memo”) that is used by the Company as the primary basis to determine (1) whether any accruals are necessary under the provisions of ASC 450-20-25-2 and (2) to determine the appropriate disclosures in the notes to the consolidated financial statements and the “Legal Proceedings” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).  The Litigation Memo is prepared based on information provided by relevant subject matter experts and is reviewed by relevant legal and financial experts in relation to their areas of knowledge and responsibility, and is also provided to the Company’s external auditors.  A summary of the matters included in the Litigation Memo is also prepared and distributed to the members of the Company’s Audit & Risk Management Committee of the Board of Directors (the “A&RM Committee”) for review as part of the A&RM Committee’s quarterly meeting materials.  An update from the Company’s Chief Legal Officer or Vice President, Litigation on on-going litigation matters is also a standing item on the agenda for the quarterly A&RM Committee meetings.

In arriving at the conclusions around disclosure as at March 2, 2013, the Company considered paragraphs 50-3 and 50-4 of ASC 450-20-50, which state:

Unrecognized Contingencies

50-3 Disclosure of the contingency shall be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either of the following conditions exists:

a.	An accrual is not made for a loss contingency because any of the conditions in paragraph 450-20-25-2 are not met.

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295 Phillip St. Waterloo, Ontario, Canada N2L 3W8

b.	An exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-30-1.

50-4 The disclosure in the preceding paragraph shall include both of the following:

a.	The nature of the contingency.
b.	An estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

As previously mentioned, the Litigation Memo forms the basis of the Company’s conclusions on accounting and disclosure for litigation matters.  On a quarterly basis, the financial reporting team of the Company’s finance department assesses whether any of the litigation matters or assertions would result in a loss that is “probable and estimable”, as well as whether any of the litigation matters meet the threshold of a “reasonable possibility” that the Company would incur a loss or additional loss in excess of amounts already accrued in the consolidated financial statements.

For the disclosure contained in the Litigation Note as of March 2, 2013, the Company performed an analysis of each individual matter and assertion outlined in the Litigation Memo performed as of the year end date and concluded that, based on the process described above, no individual matter met the threshold of “reasonable possibility” of incurring a loss or additional loss in excess of amounts already accrued in the consolidated financial statements, as the Company has concluded that it is unable to estimate the losses at the present time.  In the Company’s experience, litigation involving intellectual property is inherently uncertain.  Numerous factors contribute to this inherent unpredictability, such as: in the early stages of a proceeding, a claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); assessment of novel claims is difficult; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.  Accordingly, no disclosure of individual matters was included in the Litigation Note in the notes to the consolidated financial statements.  In the future, if a matter meets the threshold of “reasonable possibility” of incurring a loss, the Company would disclose the matter, if required, and the additional information in accordance with ASC 450-20-50, ASC 275-10-50-8 and ASC 275-10-50-9.

Given this conclusion, the Company does not believe it is necessary to amend its Annual Report on 40-F given that the disclosure in the Litigation Note complies with the provisions of ASC 450-20-50.  Changes to the accounting policy description (as described below) have been updated on a prospective basis and included in the Company’s unaudited interim consolidated financial statements and related MD&A for

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295 Phillip St. Waterloo, Ontario, Canada N2L 3W8

the first quarter of fiscal 2014 (“Q1 2014 FS & MD&A”), furnished to the Commission on Form 6-K on June 28, 2013.

COMMENT:

2.
Your policy disclosure in the second paragraph of this note states that “[w]here it is considered probable for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based upon management’s assessment of the likely outcome.” Note that ASC 450-20-25-2(a) does not provide a materiality condition for loss recognition. Also, the ability to quantify the amount of the claim appears to be a higher threshold than being able to reasonably estimate the amount of loss, the condition necessary for accrual under paragraph ASC 450-20-25-2(b). Please refer to this guidance and the guidance found in paragraph ASC 450-20-25-5, and revise your policy accordingly.

Response:

The Company has amended the description of its accounting policy in its Q1 2014 FS & MD&A, furnished to the Commission on Form 6-K on June 28, 2013.  The amended disclosure is also included below with the revised content highlighted in italics:

“Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable to result and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome.  Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range.  The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated.  Any settlements or awards under such claims are provided for when reasonably determinable.  There is significant judgment required in both the probability determination and as to whether an exposure can be reasonably estimated.”

Further, the following text was added to the Commitments and Contingencies-Litigation note in the notes to the consolidated financial statements and the MD&A to provide additional context around judgments made relating to litigation disclosures:

“There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding, which does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the

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295 Phillip St. Waterloo, Ontario, Canada N2L 3W8

complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.”

COMMENT:

3.
Furthermore, we note it is your stated policy to not provide for claims that are unlikely to result in a significant loss or claims where the amount of the loss cannot be reasonably estimated. The likelihood of a significant loss is not a condition for loss recognition under generally accepted accounting principles. Also, the requirement that the amount of loss can be reasonably estimated should not delay accrual of a loss until only a single amount can be reasonably estimated. Refer to the guidance in 450-20-30-1 and revise your policy accordingly, and advise us.

Response:

The Company believes that the revised disclosure included in its Q1 2014 FS & MD&A, furnished to the Commission on Form 6-K on June 28, 2013 (and included in the response to comment 2 above) addresses the Staff’s comment.

COMMENT:

4.	Please tell us your estimated range of reasonably possible loss, in aggregate for all contingencies, in excess of what has been accrued in your financial statements.

Response:

Based on the results of its quarterly process for the updating and assessment of litigation matters described in the response to comment 1 of this letter, the Company did not identify any particular matter or matters that met the criteria for disclosure of losses in excess of what was accrued in the consolidated financial statements.

COMMENT:

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Fiscal Year Ended March 2, 1013
Sources of Revenue, pages 7 and 8

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295 Phillip St. Waterloo, Ontario, Canada N2L 3W8

5.
We note your 2013 fourth quarter change in how you determine your total subscriber account base. Please tell us why you are not also presenting the total subscriber account base that only includes subscribers that generate service revenues. It appears this information is useful to investors since it has a direct relationship with your service revenues. We note your disclosures on page 8 and the numeric subscriber base disclosures on pages 9 and 18 of Exhibit 1.1.

Response:

Through the third quarter of fiscal 2013, the Company reported its subscriber account base as the total number of BlackBerry subscriber accounts (both consumer and enterprise) with active status, meaning those subscriber accounts that generated monthly service access fees (“SAF”) at the end of a reporting period.  The subscriber account base calculated in this way was disclosed as a non-financial metric to track both the service revenue generated and the subscriber base.  It was a useful metric during this period as the number reported was directly related to substantially all of the service revenue the Company was generating; that is, all BlackBerry subscriber accounts were generating SAF, and SAF comprised substantially all of the service revenue being generated for the Company.

As explained in detail in the Company’s prior and current MD&A, the Company’s service revenue model has been changing.  Service revenues from SAF have declined, and are expected to continue to decline, as a result of increasing competitive pressure on the Company to reduce its SAF.  The Company expects SAF to continue to decline in the consumer market in particular, as customers transition from BlackBerry 7 and prior BlackBerry operating systems to the BlackBerry 10 platform, which does not utilize the Company’s network infrastructure in the same manner as prior operating systems.  As a result of such declining service revenue from traditional sources, the Company has indicated that it intends to generate service revenue from new sources that customers elect to purchase, such as advanced security and mobile device management services.  The Company may also generate revenue from licensing BlackBerry 10 technology in various mobile computing applications or from new services introduced to customers associated with products such as BlackBerry Messenger (“BBM”).

To reflect the ongoing changes in its service revenue model, the Company changed the way it calculated its subscriber base beginning with the fourth quarter of fiscal 2013 and ending with the first quarter of fiscal 2014.  Rather than calculating the total of all subscriber accounts that have an active status at the end of a reporting period and for which SAF is thereby generated, the Company revised its definition of the subscriber base to be the total of all BlackBerry subscriber accounts that are provisioned to access BlackBerry services, regardless of whether the Company is generating SAF in connection therewith.  The Company believed a subscriber base calculated in this way better reflected the base of BlackBerry users that may contribute to service revenues in the future, whether through SAF or the integrated service and software offering being developed by the Company.

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295 Phillip St. Waterloo, Ontario, Canada N2L 3W8

While the Company believed that reporting the subscriber base (as calculated in accordance with both prior methods used) was historically useful for the reasons indicated above, the Company has reconsidered its approach and no longer regards such subscriber base metrics as useful to investors as a result of the Company’s rapidly evolving service revenue model.  Instead, the Company believes that more meaningful measures for its investors include disclosing service revenue generated from all sources (and not just focusing on subscribers who generated SAF as historically was the case) and metrics relating to customer usage of core services such as BlackBerry Messenger (BBM), BBM Channels and BlackBerry Enterprise Server 10.  The Company further notes that focusing on metrics other than number of subscribers more closely aligns with the disclosure practices of the Company’s competitors.

This is a dynamic period for the Company’s service revenue model and the Company intends to continue to evaluate and present information that provides meaningful disclosure to its investors in this regard and that meets the Company’s continuous disclosure obligations.

COMMENT:

6.
In regard to the above comment, we note on page 18 you disclose the company has a global subscriber base of more than 76 million “users” as of the end of fiscal 2013. Since this metric includes accounts that are not active, it appears identifying it as “users” rather than subscriber accounts may confuse what is in fact being disclosed. Please advise us and explain to us your consideration of how to clarify this disclosure in the future, if necessary.

Response:

The above reference to the non-financial metric of a “subscriber base of more than 76 million users” was determined in accordance with the methodology that the Company began using in the fourth quarter of fiscal 2013 to track its subscriber base, being the total of all BlackBerry subscriber accounts that are provisioned to access BlackBerry services, regardless of whether the Company is generating SAF in connection therewith.  Accordingly, in the fourth quarter of fiscal 2013 and the first quarter of fiscal 2014, the Company intended that the terms “users” and “subscriber accounts” be used interchangeably, and therefore, does not believe that using the term “users” is confusing.

As discussed above in the Company’s response to item 5, the Company will no longer be presenting its subscriber/user base in this way and will instead, beginning in the second quarter of fiscal 2014, be focusing on more meaningful metrics relating to customer usage of core services such as BlackBerry Messenger (BBM), BBM Channels and BlackBerry Enterprise Server 10.

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295 Phillip St. Waterloo, Ontario, Canada N2L 3W8

*          *          *

In connection with this response letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff.  Please contact me directly at (519) 888-7465 with any questions concerning this letter.

Yours truly,

RESEARCH IN MOTION LIMITED

/s/ Brian Bidulka

Brian Bidulka, CA, CPA
Chief Financial Officer

cc:	Dean Suehiro, U.S. Securities and Exchange Commission
Robert Littlepage, U.S. Securities and Exchange Commission
Steven Zipperstein, Esq., Chief Legal Officer and General Counsel
Phil Kurtz, Esq., Assistant General Counsel
Members of the Audit & Risk Management Committee of the Company’s Board of Directors:
Barbara Stymiest, John Richardson, David Kerr and Claudia Kotchka
David Chaikof, Esq., Torys LLP
Riccardo Leofanti, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Lisa Portnoy, Ernst & Young LLP
Martin Lundie, Ernst & Young LLP

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